UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM 12b-25

                       SEC FILE NUMBER  033-97034

                       NOTIFICATION OF LATE FILING


                       CUSIP NUMBER    422913 103

  (Check One):  [X]  Form 10-K    [ ] form 20-F    [ ] Form 11-K
                [ ] 9 form 10-Q   [ ]  Form N-SAR

            For Period Ended:        June 30, 1999
            {    } Transition Report on Form 10-K
            {    } Transition Report on Form 20-F
            {    } Transition Report on Form 11-K
            {    } Transition Report on Form 10-Q
            {    } Transition Report on Form N-SAR
            For the Transition Period Ended: ________________________


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


  PART I - REGISTRANT INFORMATION



  Full Name of Registrant

                            Help At Home, Inc.

  Former Name if Applicable



  Address of Principal Executive Office (Street and Number)

                        223 West Jackson, Suite 500,
                           Chicago, Illinois 60606

  City, State and Zip Code

  PART II - RULES 12b-25(b) AND(c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III - NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Attached

  PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

             Joel Davis, Esq.         312               663-4244
                  (Name)           (Area Code)     (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                          [X] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
       subject report or portion thereof?    [ ] Yes  [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Help At Home, Inc.
               --------------------------------------------
               (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date:   September 28, 1999       By:  /s/ Joel Davis
                                        Joel Davis, C.O.O.

  PART III - NARRATIVE

       The filing of the Help At Home, Inc. (The "Company") annual report on Form 10-K for the fiscal year ended June 30, 1999 cannot be filed on or before September 29, 1999 for the following reasons:

       First, the Company's chief financial officer resigned her position unexpectedly on February 19, 1999. Since her departure the Company has conducted an active executive search for her replacement which culminated recently in the hiring of a new chief financial officer ("CFO"). The new CFO is not expected, however, to assume his duties with the Company until October 18, 1999. Since the departure of the previous chief financial officer, other company personnel have undertaken the financial tasks and duties of that position in addition to their normal, recurring employement responsibilities. As a result, additional time and effort has been expended in an effort to maintain accurate and complete internal financial statements and books and records. The Company's Director of Finance also left in March 21, 1999. The Company has obtained additional personnel to assist in preparing the Company's financial statements for the audit, a task formerly accomplished by the Company's chief financial officer and director of finance. Accordingly, the loss of the Company's CFO has resulted in unavoidable delays in preparing for the audit of the Company's financial statements for inclusion in the Company's Form 10-K report thereby necessitating an extension for the time to file.

       Second, on July 12, 1999 the Audit Committee of the Board of Directors of the Company dismissed the Company's certified accountants Pricewaterhousecoopers LLP and retained Richard A. Eisner & Company LLP as its new independent auditors. The change of accountants did not involve any disagreements or reportable events for any prior periods. The Company reported the change of accountants on a Form 8-K report for July, 1999.

       The transition to a new accounting firm has occasioned additional unscheduled delays due to the additional information needed to be provided to the new firm in order to re-familiarize it with the business, operations, and the financial and accounting methods and procedures of the company. While every effort is being made to speed the transition process, the change to a new accounting firm also has made filing on the required filing date an impossiblilty.